Exhibit (d)(6)

UK Sub-Plan to the

2007 Equity Incentive Plan, as amended

The purpose of this sub-plan to the Plan (the “UK Sub-Plan”) is to enable the Administrator to grant Restricted Stock Units Awards to certain employees of the Company who are based in the United Kingdom.  Awards (which will be unapproved for UK tax purposes) may only be granted under the UK Sub-Plan to employees and full-time directors of the Company.  Any person to whom an Award has been granted under the UK Sub-Plan is a “Participant” for the purposes of the Plan.  Awards granted pursuant to the UK Sub-Plan are granted pursuant to an “employees’ share scheme” for the purposes of the Financial Services and Markets Act 2000.

Adopted by the Board of Directors on
November 16, 2009